SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              SILICON GAMING, INC.
                       (Name of Subject Company (Issuer))

                          SILICON GAMING, INC. - ISSUER
(Name of Filing Persons (Identifying Status of Offeror, Issuer or Other Person))

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   827054 10 7
                      (CUSIP Number of Class of Securities)

          Andrew S. Pascal                              With Copy to:
President and Chief Executive Officer               Joseph M. Crabb, Esq.
        Silicon Gaming, Inc.                         Joel J. Agena, Esq.
       2700 West Bayshore Road                 Squire, Sanders & Dempsey L.L.P.
        Palo Alto, California                40 North Central Avenue, Suite 2700
           (650) 842-9000                           Phoenix, Arizona 85004

  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                            CALCULATION OF FILING FEE

Transaction value (1)                                   Amount of Filing Fee (2)
---------------------                                   ------------------------
    $4,539,057.30                                               $907.81

(1) Solely for the purpose of calculating the filing fee and based on 15,288,169 shares of common stock (which is the maximum number of eligible shares of common stock that may be tendered based on the number of shares outstanding as of November 24, 1999) valued at the average of the bid and ask prices on April 19, 2000 of $.2969.

(2) Fee calculated in accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended. [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____________       Filing Party: _______________
Form or Registration No.: ___________       Date Filed: _________________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

ITEM 1. SUMMARY TERM SHEET

     Silicon Gaming, Inc. is conducting an exchange offer whereby participating shareholders may exchange each share of common stock held for a unit consisting of one share of common stock and a warrant (an "EXCHANGE WARRANT") to purchase
3.59662 shares of common stock. Participating shareholders will not be required to tender their physical share certificates. The shares of common stock tendered will remain outstanding and the participating shareholders will receive the Exchange Warrants in addition to the shares of common stock they will continue to hold. Participating shareholders will only be required to tender the Notice of Election to Participate (the "ELECTION NOTICE") which accompanies this Offering Circular. The following are the material terms of the exchange offer.

The Exchange Offer                Shareholders  who  elect  to  participate must
                                  tender   their    Election    Notices.    Each
                                  participating   shareholder   whose   Election
                                  Notice is  accepted  by Silicon  Gaming,  Inc.
                                  will  receive  Exchange  Warrants  to purchase
                                  3.59662  shares of common stock for each share
                                  of common stock tendered in the exchange offer. See "The Exchange Offer."

Expiration Date                   5:00 P.M.  New York City time on May 19, 2000,
                                  unless  extended.  See "The  Exchange  Offer -
                                  Expiration Date; Extensions."

Withdrawal Rights                 Tenders  of  Election Notices may be withdrawn
                                  at any time prior to the expiration date of the exchange offer. After the expiration date, all tenders are irrevocable. See "The Exchange
                                  Offer - Withdrawal Rights."

Conditions to Exchange Offer      Our  obligation  to  consummate  the  exchange
                                  offer is subject to  several  conditions.  See
                                  "The  Exchange   Offer  -  Conditions  to  the
                                  Exchange Offer."

How to Tender Election Notices    Shareholders  are not required to tender their
                                  physical  share   certificates.   Shareholders
                                  wishing to take part in the exchange offer must complete and sign the Election Notice, in accordance with all applicable instructions, and forward or hand deliver the Election
                                  Notice to the exchange agent at its address set forth on the front cover page of the Offering Circular. The Election Notice must be accompanied by any signature guarantees and any other documents required by the Election
                                  Notice. Any beneficial owner of shares of common stock whose securities are registered in the name of a broker, dealer, commercial bank, trust company or other nominee is urged to contact the registered holder(s) of the shares promptly to instruct the registered holder(s) whether to tender an Election Notice on your behalf. See "The Exchange Offer -
                                  Tendering Election Notices".

The Exchange Warrants             Each  Exchange   Warrant  is  exercisable  for
                                  3.59662  shares of common stock at an exercise
                                  price  of  $0.1528  per  share.  The  Exchange
                                  Warrants  are  first   exercisable  12  months
                                  following  the date of issuance.  The Exchange
                                  Warrants terminate four years from the date of
                                  issuance,   unless  earlier   terminated  (See
                                  "Description    of   Securities   -   Exchange
                                  Warrants").

Delivery of Exchange Warrants     The  exchange  agent will deliver the Exchange
                                  Warrants that are issuable upon conclusion of the exchange offer as soon as practicable after the expiration of the exchange offer.
                                  See "The Exchange Offer - Delivery of Exchange
                                  Warrants."

Certain Tax Consequences          In general,  shareholders  will  recognize  no
                                  gain or loss for federal income tax purposes as a result of the exchange of shares of common stock pursuant to the exchange offer.
                                  See "Certain Federal Income Tax Consequences."

Securities Outstanding            On  November 24,  1999,  there were 15,288,169
                                  shares  of  common  stock  outstanding.  As of
                                  March 20, 2000 there were 30,949,273 shares of
                                  common  stock,  outstanding.   Prior  to  this
                                  exchange offer, there were 4,325,988 shares of
                                  common  stock  issuable  upon the  exercise of
                                  existing   warrants  and  options   previously
                                  issued and  unrelated to the  exchange  offer,
                                  and an additional 174,285,127 shares of common
                                  stock  issuable  upon  the  conversion  of the
                                  Series  D  Convertible   Redeemable  Preferred
                                  Stock. See "Capitalization" and "Description of Securities."

Eligible Shares                   Only  those shares of common stock outstanding
                                  as of November 24, 1999, the closing date of the Restructuring, are eligible to participate in the exchange offer. Shares of common stock issued by Silicon Gaming after November 24,
                                  1999,  are not  eligible to  participate.  See
                                  "The Exchange Offer - Eligible Shares."

Market Prices                     The  common  stock is currently trading on the
                                  OTC Bulletin Board  ("OTCBB") under the symbol
                                  `SGIC.OB'.   On  April  14,  2000,   the  last
                                  reported sale price for the common stock was $.34375. See "Price Range of Common Stock."
                                  Currently, there is no market for the Exchange
                                  Warrants.

Exchange Agent                    EquiServe Trust Company, N.A.

Information Agent                 Georgeson   Shareholder  Communications,  Inc.
                                  Shareholders may contact the information agent
                                  at  (800)   223-2064,   or  collect  at  (212)
                                  440-9800,   for  information  about  tendering
                                  Election Notices.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) The issuer of the securities to which this statement relates is Silicon Gaming, Inc., a California corporation. The principal executive offices of the Company are located at 2800 West Bayshore Road, Palo Alto, California 94303, and its telephone number is (650) 842-9000.

(b) As of the date hereof, there were 30,978,831 shares of common stock outstanding.

(c) Our common stock is listed on the OTC Bulletin Board under the symbol `SGIC.OB'. For further information, see "Description of Securities" and "Price Range of Common Stock" in the Offering Circular, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

The filing person is the issuer, Silicon Gaming, Inc., a California corporation. Its principal executive offices are located at 2800 West Bayshore Road, Palo Alto, California 94303.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information under the captions "The Exchange Offer" in the Offering Circular is incorporated herein by reference.

(b) Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS.

(e) As part of the restructuring completed in November of 1999, B III Capital Partners LP ("B III") was issued a warrant (the "SERIES E WARRANT") to purchase up to 60,807.731 shares of Series E Redeemable Convertible Preferred Stock (the "SERIES E PREFERRED STOCK"). The Series E Warrants issued to B III are not immediately exercisable upon issuance. The Series E Warrants become immediately exercisable solely upon and to the extent of the exercise of Exchange Warrants. The Series E Warrants, or portions thereof that become exercisable, may be exercised for up to 180 days following the date they become exercisable, after which time, if not exercised, they terminate; provided, however, that if the portion of the Series E Warrants that become exercisable is for fewer than 100 shares of Series E Preferred Stock, it will remain exercisable for an additional 180 days before it terminates. No Series E Warrants may be exercised after the earlier of (i) the close of business on the 180th day after the fourth anniversary of its issue date, or (ii) the date that the warrant is exercised. The Series E Warrants are, in the aggregate, exercisable for 60,807.731 shares of Series E Preferred Stock. The only Series E Warrants outstanding are the 60,807.731 Series E Warrants issued to B III as a part of the restructuring. The Series E Warrants are exercisable at an exercise price of $0.01 per share. The warrant exercise price is not subject to adjustment. The Series E Preferred Stock is convertible into shares of common stock at a rate of 1,000 shares of common stock for each share of Series E Preferred Stock.

The Company also has outstanding 39,750 shares of Series D Redeemable Convertible Preferred Stock (the "SERIES D PREFERRED STOCK"). The Series D Preferred Stock was issued to B III as part of the restructuring completed in November of 1999. The Series D Preferred Stock may be converted into shares of common stock at a conversion rate of 4,384.53149701 shares of common stock for each share of Series D Preferred Stock. The holders of the Series D Preferred Stock are not required to pay any additional consideration in order to convert their shares into shares of common stock. The 39,750 outstanding shares of Series D Preferred Stock are convertible into 174,285,127 shares of common stock.

As a part of the restructuring completed in November of 1999, the Board of Directors of the Company adopted the Silicon Gaming, Inc. 1999 Long-Term Compensation Plan. Under the 1999 Long-Term Compensation Plan, up to 116,190,084 shares of common stock and options to purchase shares of common stock may be issued to directors, officers and employees of the Company. Grants of options to purchase shares vest 20% upon issuance and 1/48th each calendar month following issuance until fully vested.

ITEM 6. PURPOSE OF TRANSACTION AND PLANS OR PROPOSALS.

(a) The information under the captions "Background of the Exchange Offer," and "The Exchange Offer" in the Offering Circular is incorporated herein by reference.

(b) Participating shareholders will not be required to tender their shares of common stock. They will only be required to tender an Election Notice indicating their election to participate in the Exchange Offer. There will be no change in the status of outstanding shares of common stock. Only participating shareholders who comply with the terms and provisions of the Exchange Offer will receive Exchange Warrants.

(c) (1) The Exchange Offer is being conducted as part of the restructuring completed in November of 1999. In November 1999, we completed a restructuring of certain of our long- term obligations. In connection with the restructuring we:
(1) issued 39,750 shares of Series D Preferred Stock as well as the Series E Warrants to purchase 60,807.731 shares of Series E Preferred Stock to B III Capital Partners L.P. in exchange for the cancellation of $39.75 million in aggregate principal amount of our 12.5% Senior Discount Notes and interest accrued thereon; (2) amended the terms and provisions of the $7.5 million of the Senior Discount Notes that remained outstanding; (3) adopted the Silicon Gaming, Inc. 1999 Long Term Compensation Plan pursuant to which equity-based incentives will be issued to management and employees; and (4) issued $2 million in aggregate principal amount of 13% Senior Secured Notes (the "NEW NOTES") to B III in consideration for $2 million in immediately available funds.

     (2) Not applicable.

     (3) As a result of the restructuring completed in November of 1999, $39.75 million in aggregate principal amount of long-term debt obligations was cancelled, and $2 million in aggregate principal amount of long-term debt obligations was issued.

     (4) As a part of the restructuring completed in November of 1999, the number of members of the Board of Directors was reduced to three. Mr. William Hart, Mr. Kevin R. Harvey and Mr. Thomas J. Volpe resigned as members of the Board of Directors effective as of November 24, 1999, and Mr. Stanford Springel and Mr. Rob Reis became members of the Board of Directors.

     (5) Not applicable.

     (6) Not applicable.

     (7) Not applicable.

     (8) Not applicable.

     (9) Pursuant to the terms and provisions of the Series E Warrants, the Company may be required to issue up to 60,807.731 shares of Series E Preferred Stock to B III Capital Partners LP. In addition, under the 1999 Long-Term Compensation Plan, the Company may issue up to 116,190,084 shares, or options to purchase shares of common stock, to directors, officers and employees of the Company.

     (10) Two Certificates of Determination were filed with the Secretary of State of California on November 24, 1999, setting forth the rights, preferences, and limitations of the Company's Series D Preferred Stock and Series E Preferred Stock. The terms and provisions of the Series D and Series E Preferred Stock could impede the acquisition of control of the Company. The information describing the terms and provisions of the Series D and Series E Preferred Stock set forth in the Offering Circular under the caption "Description of Securities" is incorporated herein by reference.

     In addition, on February 7, 2000, the Company filed a Certificate of Amendment to its Articles of Incorporation increasing the authorized number of shares of common stock from 50,000,000 to 750,000,000. As a result of the amendment, the Company has approximately 321,699,111 shares of authorized but unissued and unreserved shares of common stock. In addition, the Company has approximately 6,783,915.3 authorized but unissued and unreserved shares of preferred stock. Authorized but unissued common stock of the Company may be issued for such consideration as the board of directors determines to be adequate. Issuance of common stock by the Company could have a dilutive effect on certain shareholders. Shareholders may or may not be given the opportunity to vote thereon, depending upon the nature of any such transactions, applicable law, the rules and policies of the national securities exchange on which the common stock of the Company is then trading, if any, and the judgment of the board of directors. Shareholders have no preemptive rights to subscribe for newly issued shares of the Company's capital stock. Having a substantial number of authorized and unreserved shares of common stock and preferred stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. Management could use the additional shares or resist a takeover effort even if the terms of the takeover offer are favored by a majority of the independent shareholders. This could delay, defer, or prevent a change in control.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) No funds will be used to purchase any tendered securities. Participating shareholders will be issued Exchange Warrants.

(b) Not applicable.

(d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE ISSUER.

(a) Not applicable.

(b) Neither we nor, to our knowledge, any person referred to in Instruction C of this Schedule or any associate or subsidiary of any such person, including any executive officer or director of any such subsidiary, has effected any transaction in the common stock during the 60 business days prior to the date hereof. However, in February of 2000, the Company issued options to purchase in aggregate up to 85,090,492 shares of common stock to various officers and employees of the Company under the Company's 1999 Long Term Compensation Plan. All of the options were issued with an exercise price of $0.0075 per share of common stock.

ITEM 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) No persons have been employed, retained or are to be compensated to make solicitations or recommendations in connection with the Exchange Offer. EquiServe Trust Company, N.A. has been retained as "exchange agent" to administer the Exchange Offer and will be paid a negotiated fee of approximately $10,000 plus disbursements for its services, regardless of the number of participating shareholders. Georgeson Shareholder Communications has been retained as "information agent" and will be paid a negotiated fee of approximately $7,500 plus disbursements for its services, regardless of the number of participating shareholders. We will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of the Offering Circular and related documents to the beneficial owners of eligible shares of common stocks and in handling or forwarding tenders on behalf of their customers. We will also pay all legal, accounting, printing, listing, filing and other similar fees and expenses relating to the exchange offer.

ITEM 10.  FINANCIAL  STATEMENTS.  The  information  set  forth  in the  Offering
Circular under the caption "Financial Statements" is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) The information contained under the captions "Background of the Exchange Offer" in the Offering Circular is incorporated herein by reference.

(2) Upon acceptance of all properly tendered Election Notices, we will issue the Exchange Warrants in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided in Section 3(a)(9) thereof. We intend to register the shares of common stock underlying the Exchange Warrants on or before the earlier of (i) one year following issuance of the Exchange Warrants, or (ii) a Change of Control (as that term is defined in the Exchange Warrant).

(3) Not applicable.

(4) Not applicable.

(5) Not applicable.

(b) The Offering Circular and the related Election Notice, which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, set forth additional material information, and such material information is incorporated herein by reference.

ITEM 12. EXHIBITS.

EXHIBIT NO.    DESCRIPTION
-----------    -----------
(a)(1)         Offering Circular, dated April 17, 2000.
(a)(2)         Form of Election Notice.
(a)(3)         Form of Letter to Our Clients.
(a)(4)         Form of Letter to Brokers, Dealers, Commercial Bankers, Trust
               Companies and other Nominees.
(a)(5)         Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(b)            Not applicable.
(d)(1)         The form of Certificate of Determination for Series D Preferred
               Stock, Certificate of Determination for Series E Preferred Stock,
               Series E Warrant Agreement, Silicon Gaming, Inc., 1999 Long-Term
               Compensation Plan, and Stockholders Agreement, are incorporated herein by reference to Exhibits 4.1, 4.2, 4.3, 10.6 and 10.7, respectively, in the Registrants Form 8-K filed with the Securities and Exchange Commission on December 6, 1999.
(d)(2)         The form of Warrant Agreement between the Company and EquiServe
               Trust Company, N.A., acting as the Warrant Agent.
(g)            None.
(h)            None.

ITEM 13. INFOMRATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated:

                                        April 17, 20000

                                        SILICON GAMING, INC.

                                        By: /s/ Andrew S. Pascal
                                            ------------------------------------
                                            Name: Andrew S. Pascal
                                            Title: President and Chief Executive
                                                   Officer

                                  EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION
-----------    -----------
(a)(1)         Offering Circular, dated April 17, 2000.
(a)(2)         Form of Election Notice.
(a)(3)         Form of Letter to Our Clients.
(a)(4)         Form of Letter to Brokers, Dealers, Commercial Bankers, Trust
               Companies and other Nominees.
(a)(5)         Guidelines for Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(d)(1)         The form of Certificate of Determination for Series D Preferred
               Stock, Certificate of Determination for Series E Preferred Stock,
               Series E Warrant Agreement, Silicon Gaming, Inc., 1999 Long-Term
               Compensation Plan, and Stockholders Agreement, are incorporated herein by reference to Exhibits 4.1, 4.2, 4.3, 10.6 and 10.7, respectively, in the Registrants Form 8-K filed with the Securities and Exchange Commission on December 6, 1999.
(d)(2)         The form of Warrant Agreement between the Company and EquiServe
               Trust Company, N.A., acting as the Warrant Agent, with the form of Exchange Warrant certificate.